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                                                                   EXHIBIT 23.2

            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Members
American Seafoods Holdings LLC:

We consent to the use of our report dated February 12, 2004, except as to the first paragraph in Note 22, which is as of March 31, 2004, with respect to the consolidated balance sheets of American Seafoods Holdings LLC and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of income, members' interest (deficit) and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2003 included herein and to the reference to our firm under the heading "Experts" in the prospectus.

Our report states that effective January 1, 2002, American Seafoods Holdings LLC and subsidiaries ceased amortization of goodwill.

/s/  KPMG LLP

Seattle, Washington
August 2, 2004